 Bradley Jackson

Profile

Writer/Producer - Over the last 10 years I've written/produced two feature films, two original Children's novels, a 14 episode mini-series and a 4 part doc-series for Showtime.

Experience

PRODUCER - SHOWTIME – ACTION - AUGUST 2018 THRU APRIL 2019

I was the lead story producer and worked alongside director Luke Korem and show runner David Check - both in the field and in the edit room - to create a 4 hour series about the intricacies of professional sports gambling through lens of present day legalization.

CO-WRITER/PRODUCER - DEALT - FEATURE DOCUMENTARY - IFC/SUNDANCE SELECTS – 2013 - 2017

Originated the story and developed the idea from start to finish for the original documentary feature film DEALT. The film follows living legend Richard Turner who happens to be the world's greatest card magician as well as LEGALLY BLIND. The film won the Audience Award at the 2017 South by Southwest Film Festival.

CO-WRITER/PRODUCER - CRUNCH TIME - 14 EPISODE MINISERIES - ROOSTER TEETH/FULLSCREEN

Co-Created and Co-wrote all 14 episodes of the original mini-series Crunch Time for digital behemoth Rooster Teeth and their distribution arm FullScreen.

WRITER/PRODUCER - MGM - BALLS OUT (FORMERLY KNOWN AS INTRAMURAL) - SUMMER 2013

Wrote and produced the original film Intramural starring SNL's Kate McKinnon, Beck Bennett and Jay Pharoah The film premiered at the Tribeca Film Festival, was a NYTimes Critics Pick and was released by MGM in summer of 2015

Writer - The Naughty List and Bobbie Mendoza Saves the World (Again) - Harper Collins

Created and wrote the original children's series for Harper Collins. Book 1 released in 2015 and book 2 released in 2018.

Education

University of Texas at Austin – Radio, Television Film 2007

Skills

Basic Avid software - Final Draft Screenplay software